September 8, 2006

Mail Stop 4561

　　Frank R. Evanshen
　　WordLogic Corporation
　　650 West Georgia Street, Suite 2400
　　Vancouver, British Columbia
　　Canada V6B 4N7

　　Re:　　WordLogic Corporation
　　　　　Form 10-KSB for the year ended December 31, 2005
　　　　　Forms 10-QSB for the quarters ended March 31 and June 30, 2006
　　　　　File No. 000-32865

Dear Mr. Evanshen:

　　　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Daniel L. Gordon
　　　　　　　　　　　　Branch Chief